SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                   SCHEDULE 13E-4/A
                                  (AMENDMENT NO. 2)
                            ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            DELMARVA POWER & LIGHT COMPANY
                 (NAME OF THE ISSUER AND PERSON(S) FILING STATEMENT)

                               3.70%  Preferred Stock
                                  4%  Preferred Stock
                               4.20%  Preferred Stock
                               4.28%  Preferred Stock
                               4.56%  Preferred Stock
                                  5%  Preferred Stock
                              6 3/4%  Preferred Stock
                              7 3/4%  Preferred Stock -- $25 Par
                              Adjustable Rate Preferred Stock, Series A
                            (TITLE OF CLASS OF SECURITIES)

                    247109 200 (3.70%  Preferred Stock)
                    247109 309 (   4%  Preferred Stock)
                    247109 408 (4.20%  Preferred Stock)
                    247109 507 (4.28%  Preferred Stock)
                    247109 606 (4.56%  Preferred Stock)
                    247109 705 (   5%  Preferred Stock)
                    247109 770 (6 3/4% Preferred Stock)
                    247109 788 (7 3/4% Preferred Stock -- $25 Par)
                    247109 820 Adjustable Rate Preferred Stock, Series A
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  Barbara S. Graham
             Senior Vice President, Treasurer and Chief Financial Officer
                                   800 King Street
                                     P.O. Box 231
                             Wilmington, Delaware  19899
                                    (302)429-3448
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
       NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   August 22, 1996
        (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)

     CALCULATION OF FILING FEE

          TRANSACTION VALUATION*        AMOUNT OF FILING FEE
          ---------------------         --------------------

              $102,585,775                        $20,517

     * Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 50,000 shares of 3.70% Preferred Stock, 40,000 shares of 4% Preferred Stock, 50,000 shares of 4.20% Preferred Stock, 50,000 shares of 4.28% Preferred Stock, 50,000 shares of 4.56% Preferred Stock, 80,000 shares of 5% Preferred Stock, 200,000 shares of 6 3/4% Preferred Stock, 1,600,000 shares of 7 3/4% Preferred Stock -- $25 Par and 160,850 shares of Adjustable Rate Preferred Stock, Series A, by $58.36, $60.88, $66.25, $67.51, $71.92, $78.86, $104.65,
          $28.12 and $91.50, the respective per share purchase prices.

     [  ] CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
          RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

     Amount Previously Paid:      N/A        Filing Party:       N/A
     Form or Registration No.:    N/A        Date Filed:         N/A

                                   EXPLANATORY NOTE

          This Issuer Tender Offer Statement on Schedule 13E-4 (the "Statement"), originally filed by Delmarva Power & Light Company on August 22, 1996 is hereby amended as set forth herein:

           EXCEPT AS SPECIFIED TO THE CONTRARY IN THIS AMENDMENT, THE INFORMATION IN THE SCHEDULE 13E-4 REMAINS UNCHANGED

     ITEM 8.   Additional Information

          The Issuer Tender Offer expired on October 11, 1996. The results of the Issuer Tender Offer were as follows: (i) 10,134 shares of the 3.70% Preferred Stock ($100 par value) were tendered, representing 20.3% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (ii) 20,126 shares of the 4% Preferred Stock ($100 par value) were tendered, representing 50.3% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (iii) 24,596 shares of the 4.20% Preferred Stock ($100 par value) were tendered, representing 49.2% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (iv) 21,540 shares of the 4.28% Preferred Stock ($100 par value) were tendered, representing 43.1% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (v) 30,429 shares of the 4.56% Preferred Stock ($100 par value) were tendered, representing 60.9% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (vi) 31,477 shares of the 5% Preferred Stock ($100 par value) were tendered, representing 39.3% of the outstanding shares of such series, including 65 shares tendered under the guaranteed delivery procedures; (vii) 165,000 shares of the 6 3/4% Preferred Stock ($100 par value) were tendered, representing 82.5% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; (viii) 1,283,500 shares of the 7 3/4% Preferred Stock--$25 Par were tendered, representing 80.2% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures; and (ix) 9,650 shares of the Adjustable Rate Preferred Stock, Series A ($100 par value) were tendered, representing 6.0% of the outstanding shares of such series, including no shares tendered under the guaranteed delivery procedures.

     ITEM 9.   Material to be Filed as Exhibits.

     Exhibit No.             Description
     -----------             -----------

     (a)(11)                 Press Release dated, October 14, 1996.



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

                                      SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Dated:  October 24, 1996            DELMARVA POWER & LIGHT COMPANY


                                         By: /s/ Edric R. Mason
                                             ------------------------------
                                             Name:  Edric R. Mason
                                             Title:  Assistant Treasurer





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

                                    EXHIBIT INDEX
                                    -------------


     Exhibit No.           Description
     -----------           -----------

     (a)(11)               Press Release, dated October 14, 1996.